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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 1 TO
                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                  Keane, Inc.
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            (Exact Name of Registrant as Specified in Its Charter)

        Massachusetts                                       04-2437166
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   (State of Incorporation                              (I.R.S. Employer
     or Organization)                                  Identification no.)

             Ten City Square, Boston, Massachusetts           02129
           (Address of Principal Executive Offices)       (Zip Code)

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
If this form relates to the registration of a class of    If this form relates to the
securities pursuant to Section 12(b) of the Exchange      registration of a class of securities
Act and is effective pursuant to General Instruction      pursuant to Section 12(g) of the
A.(c), please check the following box.                    Exchange Act and is effective
[X]                                                       pursuant to General Instruction
                                                          A.(d), please check the following box.  [_]
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Securities Act registration statement file number to which this form relates:  Not applicable
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              (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                  Name of Each Exchange on Which
       to be so Registered                  Each Class is to be Registered
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Common Stock, $0.10 par value per share        American Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                Not applicable
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                               (Title of Class)
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ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The following is a description of the common stock, $0.10 par value per share, of Keane, Inc. This summary is qualified by reference to the actual provisions of Keane's articles of organization, as amended, and second amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission. Keane's authorized capital stock consists of 200,000,000 shares of common stock, 503,797 shares of class B common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK AND CLASS B COMMON STOCK

     Voting. Each share of common stock is entitled to one vote on all matters submitted to stockholders, and each share of class B common stock is entitled to ten votes on all matters submitted to stockholders. The holders of common stock and class B common stock vote as a single class on all actions submitted to a vote of Keane's stockholders, except that separate class votes of the holders of common stock and class B common stock are required with respect to amendments to the articles of organization that alter or change the powers, preferences or special rights of their respective classes or as to affect them adversely, and with respect to such other matters as may require class votes under Massachusetts law. Voting for directors is noncumulative.

     The substantial voting rights of the class B common stock may make Keane less attractive as the potential target of a hostile tender offer or other proposal to acquire the stock or business of Keane and render merger proposals more difficult, even if those actions would be in the best interests of the holders of the common stock.

     Dividends and Other Distributions. The holders of common stock and class B common stock are entitled to receive ratably such dividends, if any, as may be declared by Keane's board of directors out of funds legally available therefor, except that the board of directors may not declare and pay a regular quarterly cash dividend on the shares of class B common stock unless a noncumulative per share dividend which is $0.05 per share greater than the per share dividend paid on the class B common stock is paid at the same time on the shares of common stock. In the event of a liquidation, dissolution or winding up of Keane, holders of common stock and class B common stock have the right to ratable portions of Keane's net assets available after the payment of all debts and other liabilities.

     Trading Markets. Shares of class B common stock are not transferable by a stockholder except for transfers:

     .    by gift,

     .    in the event of the death of a stockholder, or

     . by a trust to a person who is the grantor or a principal beneficiary of that trust.

Individuals or entities receiving shares of class B common stock pursuant to these transfers are referred to as "permitted transferees." The class B common stock is not listed or traded on any exchange or in any market, and no trading market exists for shares of the class B common stock. The class B common stock is, however, convertible at all times, and without cost to the stockholder, into shares of common stock on a share-for-share basis. Shares of class B common stock are automatically converted into an equal number of shares of common stock in connection with any transfer of those shares other than to a permitted transferee. In addition, all of the outstanding shares of class B common stock are convertible into shares of common stock upon a majority vote of the board of directors.

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     Future Issuances of Class B Common Stock; Retirement of Class B Common
Stock Upon Conversion into Common Stock. Keane may not issue any additional shares of class B common stock without stockholder approval. All shares of class B common stock converted into common stock are retired and may not be reissued.

     Other Matters. The holders of common stock and class B common stock have no preemptive rights or, except as described above, rights to convert their stock into any other securities and are not subject to future calls or assessments by Keane. The common stock is listed on the American Stock Exchange under the symbol "KEA." All outstanding shares of common stock and class B common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock and class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Keane may designate and issue in the future.

PREFERRED STOCK

     Keane's articles of organization authorize the issuance of up to 2,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series, and the board of directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption, redemption price or prices and liquidation preferences, of any series of preferred stock, and to fix the number of shares of any series of preferred stock without any further vote or action by the stockholders. The voting and other rights of the holders of common stock and class B common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that may be issued in the future. The issuance of shares of preferred stock, while providing desirable flexibility in connection with acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the shares of outstanding voting stock of Keane. Keane has no present plans to issue any shares of preferred stock.

MASSACHUSETTS LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Keane is subject to the provisions of Chapters 110D and 110F of the Massachusetts General Laws, two anti-takeover laws. Keane is also subject to the provisions of Section 183 of Chapter 149 of the Massachusetts General Laws, relating to severance payments following a transfer of control.

     In general, Chapter 110D prohibits any person who acquires shares of a corporation in a "control share acquisition" from exercising any voting power with respect to those "control shares," or any shares acquired by that person within 90 days before or after the acquisition or pursuant to a plan to make a control share acquisition, unless those voting rights are authorized by the stockholders of the corporation. A "control share acquisition" is defined to mean the acquisition of shares representing 20% or more, 33 1/3% or more, or a majority or more of the voting power of the corporation in the election of directors. Any person who has made a control share acquisition, or has made a "bona fide written offer" to make a control share acquisition, may deliver to the corporation a statement demanding that the corporation promptly call a special meeting of its stockholders for the purpose of voting upon whether voting rights should be authorized for the shares acquired, or proposed to be acquired, in the control share acquisition. This meeting must be held no later than 50 days after receipt of the demand for a special meeting of stockholders. If no demand for a special meeting is made, the consideration of voting rights for the control shares must be presented at the next annual meeting of stockholders. The authorization of voting rights requires the affirmative vote of the holders of a majority of the outstanding voting shares, excluding "interested shares." Interested shares include shares owned by:

     .  the person making the control share acquisition,

     .  any officer of the corporation, and

     .  any employee who is also a director of the corporation.

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     The statute does not apply to specified excluded transactions, including acquisitions made pursuant to a tender offer, merger or consolidation where the corporation is a party to the transaction. The statute also provides that, unless the corporation's articles of organization or by-laws provide to the contrary, if a person makes a control share acquisition resulting in his, her or its ownership of a majority of the voting shares of the corporation and if the stockholders of the corporation authorize voting rights for those shares, then all stockholders who did not vote in favor of those voting rights shall have appraisal rights. These appraisal rights entitle dissenting stockholders to require the corporation to purchase their shares at a price equal to their fair market value. Under the statute, fair market value may not be less than the highest price paid by the acquiring person in making the control share acquisition.

     In general, Chapter 110F prohibits a publicly-held Massachusetts corporation with sufficient ties to Massachusetts from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

     . before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder,

     . the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he, she or it becomes an interested stockholder, or

     . the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting (excluding shares held by the interested stockholder).

     An "interested stockholder" is generally a person who owns, or at any time within the prior three years did own, 5% or more of the corporation's voting stock. A "business combination" includes mergers, consolidations, stock and asset sales and other transactions with the interested stockholder which results in a financial benefit to the interested stockholder.

     Section 183 of Chapter 149 of Massachusetts General Laws provides that any employee who is involuntarily terminated within 24 calendar months after a transfer of control of his or her employer is entitled to a one-time lump sum payment, from the person assuming control, equal to twice his or her weekly compensation multiplied by each completed year of service. This lump sum payment is also due to employees involuntarily terminated within the shorter of the following periods prior to the transfer of control:

     .  12 calendar months, or

     . the period of time between which the new owner obtained a 5% interest and completed the transfer of control.

For purposes of this statute, a transfer of control of a corporation occurs when a person becomes the beneficial owner of 50% or more of the voting stock of the corporation. The statute provides for certain exceptions to this severance payment obligation, including where the employee is a party to a more favorable severance agreement, where the employee has been employed by the corporation for less than three years, where the transfer of control is between certain family members or fiduciaries, and where the transfer of control resulted from the enforcement of rights under a pledge or other security interest or an assignment for the benefit of creditors.

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     Section 67 of Chapter 156B of the Massachusetts General Laws provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by:

     .  the articles of organization,

     .  a by-law adopted by the stockholders, or

     . a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. Keane's articles of organization provide that Keane must, to the fullest extent permitted by the Massachusetts Business Corporation Law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Keane, or is or was serving, or has agreed to serve, at the request of Keane, as a director or officer of, or in a similar capacity with, another organization, or in any capacity with respect to any employee benefit plan of Keane, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments and fines incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. However, Keane would not provide indemnification if the person seeking indemnification has been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Keane or, if applicable, the best interests of the participants in or beneficiaries of Keane's employee benefit plans.

     Keane's articles of organization include provisions which eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Keane's common stock is EquiServe Trust Company, 150 Royall Street, Canton, Massachusetts 02021.

ITEM 2:  EXHIBITS.

Exhibit Number    Description
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      1           Articles of Organization of Keane, Inc., as amended, are
                  incorporated herein by reference to Exhibit 4.1 to Keane, Inc.'s Registration Statement on Form S-3 (File No. 33-85206).

      2 Articles of Amendment to Keane, Inc.'s Articles of Organization, filed on May 29, 1998, are incorporated by reference to Exhibit 99.1 to Keane, Inc.'s Current Report on Form 8-K, filed on June 3, 1998 (File No. 001-7516).

      3 Seconded Amended and Restated By-Laws of Keane, Inc., are incorporated herein by reference to Exhibit 3 to Keane, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000 (File No. 001-7516).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    KEANE, INC.



Date:  August 22, 2001          By:   /s/ John J. Leahy
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                                      John J. Leahy
                                      Senior Vice President and Chief Financial
                                      Officer

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